November 25, 2014

H. Roger Schwall

Securities and Exchange Commission

Washington D.C. 20549

Re:	FWF Holdings Inc.
Registration Statement on Form S-1
Filed October 24, 2014
File No. 333-199583

Dear Mr. H. Roger Schwall,

In response to your letter dated November 19, 2014 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of FWF Holdings Inc. (the “Company”). Amendment No. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s November 19, 2014 letter in italicized text immediately before our response.

General

1.

We note your statements on pages 6, 13 and 14 to the effect that you intend to pursue having your shares quoted on the OTCBB or OTCQB. We also note that the counsel who prepared your legality opinion, Diane Dalmy, is on the OTC Markets’ list of prohibited attorneys, which is available at ttp://www.otcmarkets.com/research/prohibited-attorney. Please advise us as to how you intend to provide the OTCBB or OTCQB with an acceptable legality opinion.

Response:

We do not believe your comments apply to our facts and circumstances. Our disclosure makes no reference to the OTC Markets.

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, Nami Shams FWF Holdings Inc. November 19, 2014 Page 2 whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

1

Response:

•	Written communications, as defined in Rule 405 under Securities Act will be the Prospectus only. There will be no other form of written communications.

•	We are not aware of any research reports about us.

•	No broker or broker dealers are participating in our offering. Please refer to Plan of Distribution.

3.	Describe how and when a company may lose emerging growth company status.

Response: We have revised our disclosure by adding; Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act.

Use of Proceeds, page 16

4. We note your statement that “[t]he following table sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, of $37,500 is [sic] raised in this offering [emphasis added].” However, the table that follows appears to set forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the 5,000,000 shares being offered (which, at 100%, would constitute gross proceeds of $150,000 rather than $37,500). Please revise appropriately.

Response:

We have revised our disclosure by changing the amount from “$37,500” to “$150,000”.

Description of Business, page 21

Market Analysis, page 22

5.

Please provide us with copies of the source materials mentioned in this discussion and clarify whether any of the sources requires the payment of a fee in order for the general public to gain access. To expedite our review, you may wish to mark the source materials to indicate where support can be found for the assertions in your disclosure.

2

Response:

•

We have provided copies of the sources materials mentioned in the Market Analysis section of the document for your review. Further, we confirm that the source materials referred to in the document does not require payment of a fee in order for the general public to access.

•	We note that source material for one of the statements made in the Market Analysis section was not referenced. We have revised our disclosure to include the reference.

6.	We note your statement that Dave DeWitt “likens the hot sauce explosion to that of craft feet.” Please explain or revise as appropriate.

Response:

We have revised our disclosure by changing the word “craft feet” to “craft beer”.

We trust our responses meet with your approval.

Sincerely,

/s/ Nami Shams
Nami Shams
President

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TRENDS 2013

The Biggest Trends in Business for 2013

BY ENTREPRENEUR STAFF | December 3, 2012 | 31 Comments | Clip it

Share 2K Tweet 1,720 Share 2K Share 305 Send to Kindle 6K

BIG DATA

Big data is giving businesses game-changing insight into their customers and industries. In this series, learn more about how the power of big data is helping executives and managers make smarter decisions.

Hot Sauce Goes Mainstream

Move over ketchup, hot sauce is now one of the 10 fastest-growing industries in the U.S.

By Jason Daley

Photo Courtesy of hotsauce.com

Hot sauce has caught fire. In April research firm IBISWorld declared manufacturing of the spicy condiment to be one of the 10 fastest-growing industries in the U.S., with average company revenue jumping 8.3 percent per year over the last decade.

Even though the segment is small--roughly 5,500 people employed by 218 sauce companies, an industry valued at $1 billion--it packs an entrepreneurial punch. Beyond established companies, thousands of kitchen and garage cooks have begun decocting their own spicy blends, with dozens of new sauces hitting local shelves and mail-order catalogs each year. A quick survey of recent entrepreneurial sauciers included a 13-year-old boy from North Carolina, a formerly homeless veteran who used sauce to rebuild his life and a Palo Alto, Calif., firefighter who grows his peppers behind the station. Even the industry's largest player--Avery Island, La.-based Tabasco, which has an estimated 34 percent of the market--has been privately held by the McIlhenny family since 1868.

Dave DeWitt, producer of the annual National Fiery Foods & Barbecue Show held in Albuquerque, N.M., and the authority on all things spicy, likens the hot-sauce explosion to that of craft beer. "It's similar because it's an industry in which people have a vision of a product that they want to create," he says. "So just like in microbrewing, people are using innovation as much as they can."

So what has transformed Americans from ketchup slaves to salsa-swilling heat addicts? IBISWorld and DeWitt both point to the increasing popularity of and exposure to international foods. With that comes demand for zippy condiments like Vietnamese sriracha, Korean chili paste and more complex versions of Mexican salsas. Research firm Mintel reports that sales of sauces and marinades--including hot sauces--jumped 20 percent between 2005 and 2010 and are

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Page 7 The Biggest Trends in Business for 2013 | Entrepreneur.com Page 2 of 6

expected to increase another 19 percent by 2015, mainly because people are increasingly cooking at home to save money and want to re-create those international flavors they have come to enjoy while eating out.

At the same time, DeWitt says, hot sauces are maturing. Instead of focusing on extreme heat or crude names like Slap Your Mama and Blow It Out Your Ass, companies are doubling down on flavor, experimenting with fruit-based sauces and toning down some of the heat to appeal to a wider consumer base. "The micro-hot-sauce industry and all the new brands are slowly eroding Tabasco's market position," DeWitt says. "These new chili-heads are trying to come up with a line of products that will appeal to people who like all kinds of cuisines."

Blair Lazar, who founded Highlands, N.J.-based Blair's Sauces and Snacks 23 years ago (and holds the Guinness World Record for the hottest product on Earth), believes technology is a major driver of the sauce boomlet. "When I started it was hard to even find bottles. Now people can order bottles and get labels off the internet," Lazar says. But the most important reason for the trend, he contends, is that Americans, like much of the rest of the world, have simply fallen in love with heat: "We're not a bland society, that's for sure, so why not turn it up a bit?"

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This article was originally published in the December 2012 print edition of Entrepreneur with the headline: The Biggest Trends in Business for 2013.

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Hot Sauce Nation Aims for World Domination | Gourmet NewsGourmet News Page 3 of 6

Hot Sauce Nation Aims for World Domination

Published December 21, 2013

By Lorrie Baumann

"If you can't make them see the light, make them feel the heat," — *Ronald Reagan*

Over the past few years, the news media has been prompting people around the world to think a great deal about heat in its many manifestations. A growing number of us have concluded that one thing we want to do about heat is put it in our mouths. The hot sauce market has gone nuclear.

In 2013, CompaniesandMarkets.com reported that sales of spicy chile pepper sauces grew 9 percent in the previous year, with the industry reaching a current value of $540 million. This upward growth trend is expected to continue. IBIS World, a marketing research company, noted last year that hot sauce production was the eighth fastest growing industry in the United States with industry revenue projected to grow over the next five years at an average annual rate of 4.1 percent.

"The hot sauce industry is extremely strong," says Dave DeWitt, founder and Co-Producer of the National Fiery Foods and Barbecue Show, scheduled to take place Feb. 28-March 2, 2014 in Albuquerque, N.M. Now in its 26th year, the show presents the annual Scovie Awards, a tribute to foods whose spiciness is measured in Scoville Heat Units. The Trinidad Moruga Scorpion and Carolina Reaper peppers are currently considered the hottest peppers in the world, with Scoville ratings in the range of about 1.5 to 2 million SHU. The mild Anaheim, Peppadew and Poblano peppers come in around 1,000 to 2,500 SHU, with most of the world's other peppers measuring somewhere in between these two ranges.

There are more than 800 products entered into the Scovie Awards contest for 2014, with 161 of those hot sauces. "Everybody seems to make them, and they do it very well," DeWitt says. "The criteria for judging are flavor, appearance, aroma and texture. The heat level just has to be appropriate. If something says it's a hot sauce, it's got to have some heat in it."

Pete Burback of Cooks Corner in Green Bay, Wis. is one of the retailers riding that wave. He says Cooks Corner has always had some hot sauces in his store marketed mainly as impulse items to the tourists who come by busloads to spend the day in the nation's largest kitchenware store. According to Burback, many decide at the cash register that they should probably take home a little something for the spouse who stayed home to change the oil in the car or watch a football game on television. For many of these shoppers, hot sauce perfectly fits the bill.

About three years ago, Burback called his distributor and asked what he would need to stock if Cooks Corner were to have the largest display of hot sauces in the state. "It was more of a gut feeling than anything else," he says. In those days, a selection of 250 hot sauces was what Burback had to put on his shelves in order to have more sauces for retail sale than anyone else in Wisconsin. Today, Cooks Corner stocks more than 400 varieties. As a result of Burback's efforts, hot sauce sales have been growing steadily for the store over the past three years. "We absolutely blow through hot sauce," he says. "I was surprised at how many people collect them."

Although Cooks Corner has the largest hot sauce shop in Wisconsin, its selection is dwarfed by the array offered by Peppers of Key West, located in Key West, Fla. Owner Pete Legrady sells 1,200 SKUs, of which about 900 are hot sauces. The clientele are mostly tourists coming off the cruise ships that call in at the island, as well as day-trippers from Fort Lauderdale and Miami. Legrady also has many customers who visit his online store at www.PeppersofKeyWest.com.

"Not everything we have in the store is hot. Just because something says 'habañero' on the label doesn't mean it's going to be hot," says Legrady. Legrady bought Peppers of Key West six years ago after he fell in love with Key West and decided to leave the corporate rat race for a business he could be passionate about. About 100,000 people a year come into his store, where every product offered for sale has something to do with chile peppers, whether it is a rub or dry spice mix, a chile-seasoned jerky, a cookbook or a tea towel printed with an image of a chile pepper.

"People are getting more adventurous about enjoying spicy foods more. With the Baby Boomers, maybe their taste buds are dying, so they're using hot sauce to put more flavor into the foods. With the younger generation, it can be an ego thing," Legrady says. "There really is no specific demographic that hot sauce appeals to. It's really all over the board."

PEPPERS
of Key West

In addition to selling chile sauces made by others, Legrady also makes his own Peppers of Key West-branded sauces that are winning plaudits from hot sauce aficionados. These plaudits include seven awards for a Peppers of Key West Asian marinade, two for a chicken wing sauce and three for a very mild jerk sauce. Most of the company's awards have come from both the Fiery Foods Show and Zest Fest.

"We have all kinds of variations of hot sauce from super mild to super hot," Legrady says. "I enjoy it when people come in and say they don't like hot sauce. We sit them down and get them tasting, and they find something they like. We can always match a flavor profile to a personal preference."

http://www.gourmetnews.com/hot-sauce-fever-spreads-across-nation/ 01/10/2014

6

National Fiery Foods & Barbecue Show Page 1 of 2

National Fiery Foods & Barbecue Show

Welcome to the Hottest Show on Earth!

2015 Show Shaping Up

Meet Rachel Rappaport, who will lead off our guest chef cooking demonstrations at the next National Fiery Foods & Barbecue Show on Saturday, March 7 at 12:30 pm. She will be making recipes from her brand new book, *Cooking with Frank's RedHot Cayenne Pepper Sauce*. In her own words, "I am now a full time recipe blogger, professional recipe developer, food columnist, cookbook author, and amateur food photographer." Rachel has created recipes for General Mills. Look for them on the Betty Crocker, Pillsbury, Old El Paso, Live Better America, and Yoplait websites. More about Rachel here.

Read Mark Masker's Report on the 26th annual show, here.
FREE Download of 2014 Show Program here.

2015 show: March 6-8, Sandia Resort and Casino.

ticketmaster

Hi, I'm Dave DeWitt, founder of the National Fiery Foods & BBQ Show. Now in its 27th year, it's the largest and most visited show about spicy foods and barbecue in the world. Held each March in Albuquerque, New Mexico, it features 200+ exhibitor booths filled with more than 1,000 different products. The 2013 show attracted an all-time record crowd of 20,500 trade and general public attendees from all over the world.

For the 27th Fiery Foods & BBQ Show, we'll be adding special events and other surprises. Come to the show and help us celebrate more than a quarter century of chilehead fun!

Want to know what spicy exhibitors will be in the 2015 show?

Please check this link 2015 Exhibitor List to see who will be at the show and where to find your favorite fiery exhibitors. Keep checking back as we fill up the show!

Attention Exhibitors: Don't be conned by "Fair Guide!" Details are here.

Fiery Foods & Barbecue Show Sponsors

http://fieryfoodsshow.com/ 21/11/2014

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